EXHIBIT 1.A.(13)(nn)

                                    RIDER FOR
                      APPLICANT'S WAIVER OF PREMIUM BENEFIT

      Read the list of Supplementary Benefits on the Contract Data page(s).
       This Benefit is a part of this contract only if it is listed there.

                                 DEATH PROVISION

DEATH BENEFIT.--We will waive those contract premiums that fall due after the applicant's death but before the benefit termination date which we show on the Contract Data page(s). For us to do so, we must receive due proof that he or she died (1) before that date and (2) while this contract is in force with no premium in default past its days of grace. But this promise is subject to all the provisions of this Benefit and of the rest of this contract.

SUICIDE EXCLUSION.--If the applicant, whether sane or insane, dies by suicide within the period that we state in the Suicide Exclusion on page 5, we will not waive, under this Benefit, the premiums we describe above. Instead, we will return the sum of the premiums paid for the Benefit.

                              DISABILITY PROVISION

TOTAL DISABILITY BENEFIT.--Before the benefit termination date, we will waive contract premiums that fall due while the applicant is totally disabled. But this is subject to all the provisions of this Benefit and of the rest of this contract.

DISABILITY DEFINED.--When we use the words disability and disabled in this Benefit we mean total disability and totally disabled. Here is how we define them: (1) until the applicant has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any of the duties of his or her regular occupation; but (2) after the applicant has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any gainful work for which he or she is reasonably fitted by education, training, or experience.

Except for what we state in the next sentence, we will at no time regard an applicant as disabled who is doing gainful work for which he or she is reasonably fitted by education, training, or experience. We will regard an applicant as disabled, even if working or able to work, if he or she incurs, during a period in which premiums are eligible to be waived as we describe below, one of the following: (1) permanent and complete blindness of both eyes; or (2) severance of both hands at or above the wrists or both feet at or above the ankles; or (3) severance of one hand at or above the wrist and one foot at or above the ankle.

PREMIUMS ELIGIBLE TO BE WAIVED.--If the applicant becomes disabled before the first contract anniversary after his or her 65th birthday, we will waive only those premiums that fall due (1) while he or she stays disabled; and (2) before the benefit termination date.

If the applicant becomes disabled on or after (1) the first contract anniversary after his or her 65th birthday, or (2) the benefit termination date, we will not waive any premium that falls due in that period of disability.

CONDITIONS.--Both of these conditions must be met: (1) The applicant must become disabled while this contract is in force with no premium in default past its days of grace. (2) The applicant must stay disabled for a period of at least six months while living.

EXCEPTIONS.--We will not waive any premium if the applicant becomes disabled from: (1) an injury he causes to himself, or she causes to herself, on purpose; or (2) sickness or injury due to service on or after the contract date in the armed forces of any country(ies) at war. The word war means declared or undeclared war and includes resistance to armed aggression.

SUCCESSIVE DISABILITIES.--Here is what happens if the applicant has at least one premium waived while disabled, then gets well so that premium payment resumes, and then becomes disabled again. In this case, we will not apply the six-month period that would otherwise be required by Condition (2) and will consider the second period of disability to be part of the first period unless (1) the applicant has done gainful work, for which he or she is reasonably fitted, for at least six months between the periods; or (2) the applicant became disabled the second time from an entirely different cause.

If we do not apply the six-month period required by Condition (2), we also will not count the days when there was no disability as part of the two year period when disability means the applicant cannot do any of the duties of his or her regular occupation.

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                         (Continued from Preceding Page)

NOTICE AND PROOF OF CLAIM.--Notice and proof of any claim must be given to us while the applicant is living and disabled, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not waive any premium due more than one year before the date the notice or proof is given to us. We may require proof at reasonable times that the applicant is still disabled. After he or she has been disabled for two years, we will not ask for proof more than once a year. As a part of any proof, we have the right to require that the applicant be examined at our expense by doctors of our choice.

RECOVERY FROM DISABILITY.--We will stop waiving premiums if (1) disability ends; or (2) we ask for proof that the applicant is disabled and we do not receive it; or (3) we require that the applicant be examined and he or she fails to do so.

                            MISCELLANEOUS PROVISIONS

REINSTATEMENT.--If this contract is reinstated, it will not include this Benefit on the life of the applicant unless we are given any facts we need to satisfy us that he or she is insurable for the Benefit.

MISSTATEMENT OF AGE OR SEX.--The first paragraph under Misstatement of Age or Sex on page 6 is changed to: If the Insured's stated age or sex or both are not correct, or if the applicant's stated age or sex or both are not correct, here is what we will do. We will change each benefit and any amount to be paid under this contract to what the premium would have bought for the correct age and sex.

General.--Any premiums that fall due are payable until we approve a claim. We will refund any premium paid that is later waived. But we will not, of course, refund any premium or part of a premium that was or is to be returned in accord with the Premium Adjustment provision in this contract.

There might be unpaid premiums that fall due (1) after disability starts; but
(2) more than one year before we have notice of claim at our Service Office. Or disability might start in the days of grace of an unpaid premium. In either case, if we are otherwise able to approve a claim, those unpaid premiums that we do not waive will be due us with compound interest at 6% a year. If we do not receive them, we will deduct them with interest from any amount we pay under the contract.

Any premium we waive will be at the frequency in effect when the applicant becomes disabled. The provisions of this Benefit, and those of any other benefit in the contract for waiving premiums in the event of disability, will not cause any premium to be waived more than once.

If we waive premiums, the effect on this contract will be the same as if the premiums had been paid in cash. But the Premium Adjustment provision will not apply to any premium that was not paid because it was waived under this Benefit.

BENEFIT PREMIUMS.--We show the premiums for this Benefit on the Contract Data page(s). They stop on the earlier of (1) the first contract anniversary after the Insured's 24th birthday, and (2) the last contract anniversary before the one at the end of the premium period.

TERMINATION.--This Benefit will end on the earliest of:

1. the end of the last day of grace of a premium in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day that is the last premium due date before the benefit termination date we show on the Contract Data page(s);

3. the date the contract is surrendered under its Cash Value Option, if it has one; and

4. the date the contract ends for any other reason.

Further, if you ask us in writing in the premium period, we will cancel the Benefit as of the date to which premiums are paid. Contract premiums due then and later will be reduced accordingly.


                                THIS SUPPLEMENTARY BENEFIT RIDER
                                ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                                Pruco Life Insurance Company of New Jersey.

                                By /s/ SPECIMEN
                                   -------------------------
                                   Secretary

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